FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 30, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

75 Route de Longwy

L-8080 Bertrange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.  FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of June 30, 2005.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of June 30, 2005	CELLULAR S.A.
and December 31, 2004

ASSETS	Notes	June 30, 2005	December 31, 2004 (i)
		(Unaudited)
		US$’000	US$’000

NON-CURRENT ASSETS

Intangible assets
Goodwill, net of accumulated amortization of $nil and $30,508 (ii)	3	55,063	37,702
Licenses, net of accumulated amortization of $63,867 and $69,895	5	485,425	277,705
Other intangibles, net of accumulated amortization of $4,793 and $3,811		2,346	2,561

Property, plant and equipment, net of accumulated depreciation of $668,401 and $702,468		550,483	575,649

Financial assets
Investment in Tele2 AB shares	6	253,079	351,882
Investment in other securities		3,013	10,540
Investment in associates		4,338	2,220
Embedded derivative on the 5% Mandatory Exchangeable Notes	8	79,824	45,255
Pledged deposits		31,777	25,544

Deferred taxation		6,037	5,883

TOTAL NON-CURRENT ASSETS		1,471,385	1,334,941

CURRENT ASSETS
Investment in other securities		15,364	15,327
Inventories		12,896	16,304
Trade receivables, less allowance for receivable impairment of $37,662 and $38,091		114,992	141,972
Amounts due from joint ventures and joint venture partners		8,409	11,715
Amounts due from other related parties		2,216	2,067
Prepayments and accrued income		42,208	36,875
Other current assets		77,508	62,377
Pledged deposits		7,745	9,260
Time deposits		9,163	610
Cash and cash equivalents		620,411	413,381

TOTAL CURRENT ASSETS		910,912	709,888

TOTAL ASSETS		2,382,297	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

(ii) Following the adoption of IFRS 3 “Business Combinations”, Millicom derecognized negative goodwill existing on January 1, 2005 of $8,202,000 through an adjustment to accumulated losses brought forward. On January 1, 2005, Millicom also eliminated the carrying amount of accumulated amortization of goodwill existing as of December 31, 2004 with a corresponding decrease in the cost of goodwill.

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of June 30, 2005	CELLULAR S.A.
and December 31, 2004

EQUITY AND LIABILITIES	Notes	June 30, 2005	December 31, 2004 (i)
		(Unaudited)
		US$’000	US$’000

EQUITY

Share capital and premium	7	464,013	513,782

Treasury stock		(8,833)	(8,833)
4% Convertible Notes – equity component	8	39,109	—
Stock options compensation reserve		3,805	2,297
Legal reserve		13,577	13,577
Accumulated losses brought forward (ii)		(149,822)	(277,053)
Profit/ (Loss) for the period/year		(6,386)	66,389
Currency translation reserve		(72,716)	(71,116)
		282,747	239,043
Minority interest		42,626	43,351
TOTAL EQUITY		325,373	282,394

LIABILITIES

Non-current Liabilities
Debt and other financing
10% Senior Notes	8	537,102	536,629
4% Convertible Notes – Debt component	8	159,606	—
5% Mandatory Exchangeable Notes – Debt component	8	315,681	365,006
Other debt and financing	8	124,227	124,267
Other non-current liabilities	9	364,862	194,774
Deferred taxation		38,745	39,216
Total non-current liabilities		1,540,223	1,259,892

Current Liabilities
Other debt and financing	8	75,450	88,511
Trade payables		182,226	173,969
Amounts due to joint ventures and joint venture partners		2,506	7,760
Amounts due to other related parties		341	975
Accrued interest and other expenses		65,092	55,203
Other current liabilities		191,086	176,125
Total current liabilities		516,701	502,543
TOTAL LIABILITIES		2,056,924	1,762,435

TOTAL EQUITY AND LIABILITIES		2,382,297	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

(ii) Following the adoption of IFRS 3 “Business Combinations”, Millicom derecognized negative goodwill existing on January 1, 2005 of $8,202,000 through an adjustment to accumulated losses brought forward.

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the six months ended June 30, 2005	CELLULAR S.A.
and June 30, 2004

	Notes	Six months ended June 30, 2005	Six months ended June 30, 2004
		(Unaudited)	(Unaudited) (i)
		US$’000	US$’000

Revenues	10	530,272	429,908
Cost of sales	11	(255,342)	(173,712)
Gross profit		274,930	256,196
Sales and marketing		(77,350)	(56,496)
General and administrative expenses		(92,889)	(60,226)
Gain from sale of subsidiaries and joint ventures, net		211	30
Other operating expenses		(13,683)	(18,993)
Other operating income	14	661	—
Valuation movement on Tele2 shares	6	(98,803)	(86,013)
Fair value result on the Embedded derivative on the 5% Notes	8	34,577	71,347
Interest expense		(68,537)	(51,410)
Interest income		10,739	3,262
Exchange gain, net		50,355	13,639
Profit from associates		398	604
Profit before taxes		20,609	71,940
Charge for taxes	12	(26,679)	(33,505)
Net (loss) income for the period	10	(6,070)	38,435

Attributable to:
Equity holders of the Company		(6,386)	28,893
Minority interest		316	9,542
		(6,070)	38,435
Earnings (loss) per common share for profit (loss) attributable to the equity holders

• Basic (US$)	15	(0.06)	0.38

• Diluted (US$)	15	(0.06)	0.34

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

The accompanying notes are an integral part of
these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended June 30, 2005	CELLULAR S.A.
and June 30, 2004

	Notes	Three months ended June 30, 2005	Three months ended June 30, 2004
		(Unaudited)	(Unaudited) (i)
		US$’000	US$’000

Revenues	10	261,381	216,049
Cost of sales	11	(116,098)	(89,562)
Gross profit		145,283	126,487
Sales and marketing		(37,653)	(27,706)
General and administrative expenses		(49,068)	(30,896)
Gain from sale of subsidiaries and joint ventures, net		(11)	—
Other operating expenses		(5,797)	(9,311)
Valuation movement on Tele2 shares		(43,291)	(19,907)
Fair value result on the Embedded derivative on the 5% Notes		8,352	19,647
Interest expense		(35,250)	(24,061)
Interest income		5,820	1,688
Exchange gain /(loss), net		30,662	(785)
Profit from associates		336	470
Profit before taxes		19,383	35,626
Charge for taxes	12	(14,711)	(16,803)
Net (loss) income for the period	10	4,672	18,823

Attributable to:
Equity holders of the Company		4,877	14,323
Minority interest		(205)	4,500
		4,672	18,823
Earnings per common share for profit attributable to the equity holders

• Basic (US$)		0.05	0.17

• Diluted (US$)		0.05	0.16

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

The accompanying notes are an integral part of
these condensed financial statements

Interim condensed consolidated statements of cash flows
For the six months ended June 30, 2005
and June 30, 2004

	Six months ended June 30, 2005	Six months ended June 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Net cash provided by operating activities	162,396	114,605

Cash flows from investing activities
Acquisition of subsidiaries and joint ventures	(16,614)	(1,033)
Proceeds from the disposal of other investments	7,969	7,678
Purchase of licenses and other intangible assets	(32,710)	(3,181)
Purchase of financial assets	(1,272)	—
Purchase of property, plant and equipment	(88,659)	(74,826)
Proceeds from the disposal of property, plant and equipment	—	3,788
Decrease in amounts due from joint ventures	2,566	3,730
Decrease/(increase) in pledged deposits	(4,654)	455
Decrease/(increase) in time deposits	(8,629)	12,374
Cash from/(used by) other investing activities	(114)	11
Net cash used by investing activities	(142,117)	(51,004)

Cash flows from financing activities
Proceeds from issuance of share capital and premium	2,871	—
Proceeds from issuance of debt	231,775	23,932
Repayment of debt and other financing	(47,925)	(64,303)
Payment of dividends to minority interests	—	(1,020)
Cash provided by other financing activities	—	731
Net cash provided/(used) by financing activities	186,721	(40,660)

Effect of exchange rate changes on cash balances	30	(501)
Net increase in cash and cash equivalents	207,030	22,440

Cash and cash equivalents, beginning	413,381	148,829

Cash and cash equivalents, ending	620,411	171,269

Non-cash investing and financing activities
Investing activities:
Revaluation of marketable securities	(98,803)	(86,013)
Acquisition of licenses	204,239	—

Financing activities:
Issuance of capital through debt conversion	—	67,986

The accompanying notes are an integral part
of these condensed financial statements

Interim condensed consolidated statements of	MILLICOM INTERNATIONAL
Changes in equity	CELLULAR S.A.
As of June 30, 2005 and June 30, 2004

	Six months ended June 30, 2005	Six months ended June 30, 2004(i)
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Shareholders’ equity as of January 1 as previously reported	239,043	(85,180)

Minority interests as of January 1(ii)	43,351	26,571

Total equity as of January 1	282,394	(58,609)

Derecognition of negative goodwill on January 1(iii)	8,202	—

Total equity as of January 1 as restated	290,596	(58,609)

(Loss)/profit for the period	(6,386)	28,893

Stock options scheme	1,508	623

Shares issued via the exercise of stock options	2,871	1,153

Equity component of 4% Convertible Notes	39,109	—

Conversion/issuance of Convertible Notes	—	51,558

Movement in currency translation reserve	(1,600)	(1,323)

Minority Interest	(725)	12,205

Total equity as of June 30	325,373	34,500

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

(ii) Upon adoption of IAS 1, revised, “Presentation of Financial Statements” on January 1, 2005, Millicom reclassified minority interests to equity.

(iii) Following the adoption of IFRS 3 “Business Combinations”, Millicom derecognized negative goodwill existing on January 1, 2005 of $8,202,000 through an adjustment to accumulated losses brought forward.

The accompanying notes are an integral part
of these condensed financial statements

Notes to Interim condensed consolidated Financial Statements	MILLICOM INTERNATIONAL
As of June 30, 2005	CELLULAR S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of cellular telephone services in the world’s emerging markets. As of June 30, 2005, Millicom had interests in 16 cellular operations in 15 countries focusing on emerging markets in South East Asia, South Asia, Central America, South America and Africa. The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg and Stockholm stock exchanges under the symbol MIC. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

Millicom’s cellular interests (“MIC Cellular”) operate through strategic entities operating in major geographic regions of the world. Millicom’s cellular interests in South East Asia include operations in Cambodia, Laos (and Vietnam for which our Business Cooperation Contract ended on May 18, 2005) (see Note 4); in South Asia operations in Pakistan, Sri Lanka and Iran (Management Contract); in Central America operations in El Salvador, Guatemala and Honduras (see Note 3); in South America operations in Bolivia and Paraguay and in Africa operations in Ghana, Mauritius, Senegal, Sierra Leone, Tanzania and Chad.

The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom Inc. was merged into a wholly-owned subsidiary of Millicom, MIC-USA Inc a Delaware corporation, and the outstanding shares of Millicom’s common stock were exchanged for approximately 46.5% of Millicom’s common stock outstanding at that time.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. In the opinion of management, the interim financial statements reflect all adjustments that are necessary for a proper preparation of the results for interim periods. All adjustments made were normal recurring accruals. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the audited annual report as of December 31, 2004 filed on Form 20-F with the U.S. Securities and Exchange Commission.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2004, except as follows:

IFRS 2 - “Share-based payment”

The adoption of IFRS 2 resulted in a change in the accounting policy for share-based payments. Prior to its adoption on January 1, 2005 stock options granted to Directors and employees did not result in a charge to the income statement. Subsequent to that date, Millicom charges the cost of stock options to the income statement for options granted after November 7, 2002. On the date of grant, Millicom computes the fair value of the stock options, using a Black-Scholes model, and recognizes the so determined fair value over the vesting period. The adoption of IFRS 2 was retrospective and therefore Millicom restated comparative figures.

The effect of the new accounting policy is an increase in the consolidated net loss for the six-months ended June 30, 2005 of $1,508,000 (2004: decrease in net profit of $623,000) with a corresponding increase in equity. In addition, accumulated losses brought forward as of January 1, 2004 were increased by a cumulative effect of $445,000, and the net profit for the year ended December 31, 2004 decreased by $1,852,000.

IFRS 3 – “Business combinations”

The adoption of IFRS 3, resulted in a change in the accounting policy of goodwill. Until December 31, 2004 goodwill was amortised on a straight line basis over its estimated useful life but not longer than 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, Millicom ceased amortization of goodwill from January 1, 2005 and eliminated the carrying amount of accumulated amortization with a corresponding decrease in the cost of goodwill. On that date Millicom also derecognised negative goodwill of $8,202,000 through an adjustment to accumulated losses brought forward.

IFRS 5 – “Non-current assets held for sale and discontinued operations”

Millicom adopted IFRS 5 on January 1, 2005 though it currently has no assets classified as held for sale or discontinued operations.

Adoption of revised IAS

IAS 39, revised, which is effective on January 1, 2005, changed the measurement of available-for-sale (AFS) securities by requiring the change in fair value to be recognised directly in equity (except for impairment losses and foreign exchange gain and losses).  As a consequence, Millicom decided to change the classification of its Tele2 AB shares from AFS securities to financial assets at fair value through profit or loss.  Accordingly, Millicom continues to recognise the change in fair value of its Tele2 AB shares in the statements of profit and loss.  In addition, on January 1, 2005 Millicom adopted the revised International Accounting Standards IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 32, 33, 36 and 38 which did not result in substantial changes to the Group’s accounting policies.

3.  ACQUISITION OF CELTEL HONDURAS

On May 26, 2005 Millicom acquired an additional 16.67% in the capital of its operation in Honduras, Telefonica Celular (“Celtel”), for a total consideration of $20,000,000, bringing its ownership from 50.00% to 66.67%. Millicom expects to complete the allocation of the purchase price to the assets acquired and liabilities and contingent liabilities assumed in the second half of 2005. Therefore, as of June 30, 2005, Millicom has recorded the excess of the consideration paid over the provisionally determined fair value of net assets acquired as Goodwill for an amount of  $9,453,000 whilst it is completing the purchase price allocation.

Due to the presence of joint control, Millicom continues to account for Celtel as a joint venture using proportional consolidation. The results of Celtel have been proportionally consolidated at 50.00% for the period from January 1, 2005 to May 26, 2005 and at 66.67% afterwards.

The following unaudited pro forma condensed combined financial information represents the consolidated figures of Millicom including Celtel as if Celtel was proportionally consolidated at 66.67% for these periods and is presented for illustrative purposes only. These figures are not necessarily indicative of the operating results or financial positions that would have occurred if the acquisition of Celtel had been consummated on January 1, 2004 and 2005 respectively, nor is it necessarily indicative of future operating results or financial position of the combined company. The information below is based upon Millicom’s and Celtel’s historical IFRS financial information. Pro forma net profit includes pro forma adjustments for interest and amortization and depreciation of assets adjusted to the accounting base recognized in the acquisition.

Pro forma under IFRS	Six months ended June 30, 2005	Six months ended June 30 ,2004
	(Unaudited)	(Unaudited)
Total revenues (US$’000)	540,525	439,108
Net (loss) profit for the period (US$’000)	(2,870)	31,958
Basic (loss) earnings per share (US$)	(0.03)	0.42
Diluted (loss) earnings per share (US$)	(0.03)	0.36
Shares used to compute basic earnings per share (in ‘000)	98,694	76,028
Shares used to compute diluted earnings per share (in 000)	98,694	89,369

4.  OPERATIONS IN VIETNAM

On May 18, 2005, Comvik International Vietnam’s Business Cooperation Contract with VMS in Vietnam expired. As a consequence our operation in Vietnam does not contribute to the results of the Group since that date.

5.  ACQUISITION OF LICENSES

On April 18, 2005 Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The payment terms are similar to those agreed in 2004 by Paktel, Millicom’s other operation in Pakistan.  Pakcom will pay a license fee of $291,000,000, of which 50% is payable over the first three years and the remaining 50% over the following 10 years. The net present value of the Pakcom license fee, $218,789,000 is recorded under the caption “Licenses”.

6.  INVESTMENT IN TELE2 AB SHARES

Following variations in the market value of the Tele2 AB shares and the exchange rate of the Swedish Krona to the U.S. Dollar in the six months ended June  30, 2005, a loss of $98,803,000 (six months ended June 30, 2004: a loss of $86,013,000) was recorded in the statement of profit and loss under the caption “Valuation movement on Tele2 shares”.

On January 1, 2005, Millicom changed the classification of Tele2 AB shares (see Note 2).

7.  SHARE CAPITAL AND PREMIUM

During the first six months of 2005, 314,856 stock options were exercised for a net proceeds of $2,871,000 recorded in share capital and premium.

In May 2005, the Annual General Meeting of shareholders voted to decrease the statutory accumulated losses brought forward by a total amount of $52,640,000 through a transfer of the same amount from the share premium account. As of June 30, 2005, following the above exercise of stock options and transfer of $52,640,00 the total subscribed and fully paid-in share capital and premium amounted to $464,012,926 consisting of 99,533,935 registered common shares with a par value of $1.50 each.

8.  DEBT AND FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004.

Interest is accrued at an effective interest rate of 10.4%.

Prior to the registration statement of the 10% Senior Notes being declared effective by the U.S. Securities and Exchange Commission on March 2, 2005, a special interest charge was added to the nominal interest rate of 10% of 0.25% from May 23, 2004 to August 20, 2004, of 0.5% from August 21, 2004 to November 18, 2004, of 0.75% from November 19, 2004 to February 16, 2005 and of 1% from February 17, 2005 until March 2, 2005 the date the registration statement was declared effective.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

As of June 30, 2005, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, is $537,102,000 (December 31, 2004: $536,629,000).

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195,875,000.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears in equal installments on January 7 and July 7 of each year commencing on July 7, 2005. The effective interest rate is 9.8%

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009.  The conversion price is $34.86 per share.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of June 30, 2005 was $39.1 million and the value allocated to debt was $159.6 million.

5% Mandatory Exchangeable Notes

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million at the exchange rate at the date of issuance) Mandatory Exchangeable Notes (the “5% Mandatory Exchangeable Notes”), which are mandatorily exchangeable into Tele2 AB series B shares and mature on August 7, 2006.

The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year.  The effective interest rate is 8.45%.  As of June 30, 2005 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $315,681,000 (December 31, 2004: $365,006,000). For the six months ended June 30, 2005 an exchange gain of $54,810,000 (six months ended June 30, 2004: $14,917,000) was recognized on the 5% Mandatory Exchangeable Notes.

The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom’s right to participate in a portion of the increase in value of the Tele2 shares above the reference price of SEK 285 as well as the right to allocate to the noteholders the entire loss resulting from a decrease in value below this reference price, is recorded at fair value, taking into account time and volatility factors. As of June 30, 2005, the fair value of the embedded derivative result in an asset amounting to $79,824,000 (December 31, 2004: an asset of $45,255,000), with the change in fair value for the six months ended June 30, 2005 amounting to $34,577,000 (six months ended June 30, 2004: $71,347,000) recorded under the caption “Fair value result on the Embedded derivative on the 5% Notes”.

$100 million credit facility

On June 29, 2005 Millicom International Operations B.V., Millicom’s wholly-owned subsidiary entered into a $100 million revolving credit facility (“$100 million facility”) for a one year period with a term out option of an additional year. This facility has been guaranteed by Millicom.

The $100 million facility bears interest at LIBOR plus 2.5% and has a commitment fee of 1% on any undrawn balance. As at June 30, 2005 there had been no drawdowns on this facility.

Other debt and financing

The total amount of other debt and financing is repayable as follows:

	As of June 30, 2005	As of December 31 ,2004
	(Unaudited)
	US $’000	US $’000
Due within:
One year	75,450	88,511
One – two years	366,371	413,213
Two – three years	35,172	37,735
Three – four years	20,759	18,848
Four – five years	176,838	15,247
After five years	537,476	540,859
Total debt, net	1,212,066	1,114,413

The group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the group is $407,056,000.

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of June 30, 2005 and December 31, 2004. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheet under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables”.

As of June 30, 2005 (unaudited):

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)
0-1 year	1,467	3,467	3,265	3,265	4,732	6,732
1-3 years	18,086	118,086	12,700	12,700	30,786	130,786
3-5 years	8,056	32,753	6,490	6,490	14,546	39,243
More than 5 years	—	—	—	—	—	—
Total	27,609	154,306	22,455	22,455	50,064	176,761

As of December 31, 2004:

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)

0-1 year	—	2,000	2,702	2,702	2,702	4,702
1-3 years	23,248	23,248	9,290	9,290	32,538	32,538
3-5 years	3,753	3,753	—	—	3,753	3,753
More than 5 years	4,092	10,000	—	—	4,092	10,000
Total	31,093	39,001	11,992	11,992	43,085	50,993

(1) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(2) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

9.  OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are mainly comprised of the unpaid portion of license fees of Paktel, Millicom (Ghana) Ltd and Pakcom which are recorded at the net present value of the future payables. The unpaid portion of the Pakcom license fee due within more than one year is $178,647,000 as of June 30, 2005.

10.  SEGMENTAL REPORTING

The five operational clusters in the Group are South East Asia, South Asia, Central America, South America and Africa.

Revenues	Six months ended June 30, 2005	Six months ended June 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia	115,788	107,546
South Asia	61,315	60,354
Central America	190,244	139,475
South America	64,594	51,587
Africa	95,940	66,865
Other	2,391	4,081
Of which divested	—	1,628

Total revenues	530,272	429,908

Segmental result	Six months ended June 30, 2005	Six months ended June 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia (see Note 11)	10,471	32,235
South Asia (see Note 11)	(33,759)	15,698
Central America	49,218	35,341
South America	7,171	4,321
Africa	19,025	11,713
Other	(1,987)	(2,953)
Of which divested	—	(714)
Unallocated items	(56,209)	(57,920)
Net (loss)/profit for the period	(6,070)	38,435

Revenues	Three months ended June 30, 2005	Three months ended June 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia	45,492	51,803
South Asia	31,611	29,746
Central America	101,652	70,691
South America	33,383	26,573
Africa	47,986	35,193
Other	1,257	2,043
Of which divested	—	834

Total revenues	261,381	216,049

Segmental result	Three months ended June 30, 2005	Three months ended June 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia (see Note 11)	7,203	15,933
South Asia (see Note 11)	(21,511)	10,415
Central America	27,780	18,287
South America	5,222	3,135
Africa	11,275	5,926
Other	(1,121)	(2,358)
Of which divested	—	(774)
Unallocated items	(24,176)	(32,515)
Net profit for the period	4,672	18,823

Total assets

The main movement in total assets was in the segment South Asia where as of June 30, 2005 total assets were $611,063,000 (December 31, 2004: $429,557,000). This increase was mainly due to the license fee of Pakcom (see Note 5).

11.  IMPAIRMENT OF ASSETS

For the six months ended June 30, 2005 Millicom recorded an impairment charge of $16,569,000 under the caption “Cost of sales” relating to the property, plant and equipment in its operation in Vietnam, and impairment charges of $5,248,000 and $4,614,000 relating to the analogue equipment of Pakcom and Paktel, Millicom’s operations in Pakistan, respectively. The Vietnam asset impairment is due to a late approval of investments required under the BCC preventing CIV from generating revenues on these fixed assets as the Business Cooperation Contract in Vietnam expired on May 18, 2005. The Pakcom asset impairment results from a decrease in the recoverable amount of the analogue equipment following the increased competition by new entrants in the market. The Paktel asset impairment is due to accelerated migration of subscribers from the analogue network to the GSM network.  There were no asset impairments recognized in the six months ended June 30, 2004.

12.  TAXES

Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of taxable losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the six month periods ended June 30, 2005 and 2004. Variations in the effective tax rate are mainly the result of non taxable/deductible items in particular the valuation movement on securities, the fair value result on financial instruments and the exchange gain on 5% Mandatory Exchangeable Notes (see Note 8).

13.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group accounts representing the Group’s share of revenues, cost of sales, net profit from continuing operations and net profit in the Group’s ventures:

	Six months ended June 30, 2005	Six months ended June 30, 2004
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	152,789	111,189
Cost of sales	(59,921)	(29,833)
Net profit from continuing operations	39,249	24,614
Net profit	39,249	24,614

14.  COMMITMENTS AND CONTINGENCIES

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of June 30, 2005, the total value of cases against Millicom’s operations was $25,031,000 (December 31, 2004: $81,525,000) of which $8,666,000 (December 31, 2004: $8,890,000) has been provided in the consolidated balance sheet. The decrease in the value of cases against Millicom’s operations is mainly due to the resolution of the claim that resulted from the sale of Multinational Automated Cleaning House S.A.  Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of June 30, 2005, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $110,089,000 from a number of suppliers.

Operational environment

Millicom has operations in emerging markets, including Asia, Latin America and Africa where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.  In management’s opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which Millicom has operations, will not have a material negative impact on Millicom’s financial position or operations.

New licenses

The Company continues to review options to acquire additional cellular telephone licenses in various countries.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

Contingent Assets

Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to approximately $9.8 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as “other operating income” occurs when the network equipment purchased is delivered. As of June 30, 2005, approximately $5.9 million of compensation is expected to be recognized as other operating income in the second half of 2005. In the six month period ended June 30, 2005, Millicom recorded $661,000 as “other operating income” following the delivery of network equipment.

15.  (LOSS)EARNINGS PER COMMON SHARE

(Loss) earnings per common share attributable to equity holders are comprised as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2004
	(Unaudited)	(Unaudited) (iii)
Basic computation

Net (loss) profit attributable to equity holders (US$’000)	(6,386)	28,893

Weighted average number of shares outstanding during the period (in ‘000)	98,694	76,028

Basic (loss) earnings per common share (US$)	(0.06)	0.38

Diluted computation

Net (loss) profit attributable to equity holders (US$’000)	(6,386)	28,893

Interest expense on convertible debt (US$’000) (iv)	—	1,217

Net (loss) profit used to determine diluted earnings per share (US$’000)	(6,386)	30,110

Weighted average number of shares outstanding during the period (in ‘000)	98,694	76,028

Adjustments for
Assumed conversion of convertible debt (in ‘000) (i) (iv)	—	12,997
Share options (in ‘000) (ii)	—	344

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	98,694	89,369

Diluted (loss) earnings per common share (US$)	(0.06)	0.34

(i) Potential ordinary shares that have been converted into ordinary shares during the reporting period are included in the calculation of diluted earnings per share from the beginning of the period to the date of conversion. From the date of conversion, the resulting shares are included in both the basic and diluted earnings per share.

(ii) As of June 30, 2005, the Group had 1,039,849 (June 30, 2004: 804,091) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

(iii) As restated for the adoption of IFRS 2 “Share-based Payment” (see Note 2).

(iv) For the six months ended June 30, 2005 the effect of the 4% Convertible Notes has not been determined because to do so would have been anti-dilutive for the period presented.

16.  RECONCILIATION TO U.S. GAAP

The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). If the interim condensed consolidated financial statements had been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) the following principal differences would arise:

1.                                      On March 31, 2004 Millicom adopted FASB Interpretation No. 46, revised 2003 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities (“VIEs”). VIEs are those entities possessing certain characteristics, that indicate either a lack of equity investment sufficient to cover the expected losses of the entity or entities whose equity holders lack the power normally conveyed by holding controlling financial interests. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

Millicom adopted FIN 46 on March 31, 2004 for entities created prior to February 1, 2003, and as a result, began consolidating its interest in the following VIEs: (i) Cam GSM Company Limited (“Cam GSM”), (ii) Royal Telecam International Limited (“Telecam”), (iii) Millicom Argentina S.A. (sold in September 2004), and (iv) Comunicaciones Celulares S.A. In addition, on May 26, 2005, the acquisition date of an additional 16.67% interest in Millicom’s operation in Honduras (see Note 3), Millicom started consolidating (v) Telefonica Celular S.A. (“Celtel”) under U.S. GAAP.  The VIEs under (i) to (v), collectively, are referred to as the “Joint Ventures interests”. Under IFRS, the Joint Ventures interests are proportionally consolidated. The consolidation of Telefonica Celular S.A. (“Celtel”) on May 26, 2005 led to the recognition of an additional goodwill under U.S. GAAP relating to the minority interests of $18,906,000.

In addition, Great Universal Inc. (“GU”) and Modern Holdings (“Modern”), which were consolidated under U.S. GAAP before the adoption date of FIN 46 (see item 14), are variable interest entities, which continue to be consolidated under FIN 46. For IFRS, GU and Modern are not consolidated. The effect of consolidating GU and Modern under U.S. GAAP is an incremental income of $1,917,000 for the six month period ended June 30, 2005 (June 30, 2004: $1,536,000).The adoption of FIN 46 did not lead to the deconsolidation of any interests previously consolidated under U.S. GAAP.

The effect of consolidating the above mentioned VIE’s is reflected in the U.S. GAAP reconciliation of the balance sheet and statement of profit and loss, which are presented on the following pages. Information on the Group’s share of revenues and expenses contributed on a proportional basis under IFRS are included in Note 13 to the interim condensed consolidated financial statements. The cumulative impact of adopting FIN 46 as of March 31, 2004 was $2,865,000 including $2,832,000 relating to the discontinued operation Millicom Argentina S.A. and has been recorded as a cumulative effect of change in accounting principle as of June 30, 2004.

Millicom’s interests in joint ventures not consolidated under FIN46 and adjusted from proportional consolidation under IFRS to equity method under U.S. GAAP (Emtel Limited and Celtel prior to May 26, 2005), is also reflected in the balance sheet and profit and loss reconciliations on the following pages.

2.                                       Prior to the adoption date of FIN 46 on March 31, 2004, as it relates to entities created prior to February 1, 2003 Millicom’s interests in joint ventures were accounted for using the equity method under U.S. GAAP. Summarized below are the adjustments to the profit and loss account that are required under U.S. GAAP for the reversal of additional losses recorded by Millicom above those recorded for IFRS due to Millicom’s commitment to provide further financial support to the joint ventures. These additional losses are reversed to the extent of net income subsequently reported by the joint ventures.

	June 30, 2005	June 30, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Subsequent reversal of additional losses in excess of investment value	—	21

3.                                       Under IFRS, Millicom started reconsolidating its operation in El Salvador (“Telemovil”) in September 2003 after the dispute with the minority shareholders was resolved. Upon consolidation, in September 2003, under U.S. GAAP, Millicom reclassified an amount of $19,605,000 from the carrying amount of its investment in Telemovil to goodwill, corresponding to the remaining difference between the investment’s cost and the underlying equity in net assets of Telemovil at the date of investments in Telemovil. Under IFRS, prior to the consolidation in September 2003, Telemovil was recorded as an available-for-sale investment and therefore no reclassification to goodwill was recorded.

4.                                       The value of cellular properties contributed by the shareholders of certain of the Company’s subsidiaries and joint ventures, upon formation of Millicom, were not recorded at the contributing shareholders’ carryover basis under IFRS. Rather, the value of such properties was stepped-up to reflect their fair value.  The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000.  Following the adoption of International Accounting Standard 38 (IAS 38), Intangible Assets, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense related to these intangible assets recorded for IFRS in the six month period ended June 30, 2005 was $1,026,000 (June 30, 2004: $1,082,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholders’ carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

5.                                       For the six month period ended June 30, 2005, the adjustment to reconcile the compensation cost recorded under IFRS to U.S. GAAP corresponds to a reversal of the cost of $1,508,000 (June 30, 2004: $623,000) recorded for IFRS. For the six month period ended June 30, 2005 the compensation expense recognized under U.S. GAAP for stock based compensation amounts to $89,000 (June 30, 2004: $311,000).

6.                                       On January 1, 2004, Millicom adopted Emerging Issues Task Force Issue 00-21 (‘‘EITF 00-21’’), Accounting for Revenue Arrangements with Multiple Deliverables. The impact of adopting EITF 00-21 compared to the revenues recognized under IFRS, for the six month period ended June 30, 2005, corresponds to a decrease in revenues of $80,000 (June 30, 2004: $232,000). This decrease is mainly due to a lower allocation of revenues to handsets that are delivered together with prepaid cards in a single package leading to a higher allocation to airtime recognized in revenues as credit is used.

Under U.S. GAAP, up-front connection fees and direct incremental costs associated with such fees are deferred and amortized over the estimated customer relationship period. The adjustment to defer revenues under U.S. GAAP on connection fees that do not form part of a multiple deliverables arrangement, net of revenues recognized which were deferred in a prior period, results in an increase in revenues as of June 30, 2005 of $3,715,000 (June 30, 2004: decrease of $2,482,000) and the adjustment to defer incremental cost of sales on connection fees for U.S. GAAP, net of cost of sales recognized which were deferred in a prior period, results in an increase in cost of sales as of June 30, 2005 of $863,000 (June 30, 2004: decrease of $931,000) resulting in a net increase of $2,852,000 to the Company’s net profit under IFRS as of June 30, 2005 (June 30, 2004: decrease of $1,551,000).

Under US GAAP, customer acquisition costs including dealer commissions and handset subsidies are recorded as cost of sales. Under IFRS these are classified as sales and marketing expenses. For the six month period ended June 30, 2005 an amount of $57,793,000 was reclassified from sales and marketing to cost of sales (June 30, 2004: $31,077,000).

In addition, Millicom decreased the profit from equity investees under U.S. GAAP by $32,000 as of June 30, 2005 (June 30, 2004: $30,000) to reflect the application of EITF 00-21 to its equity investments.

These adjustments led to an increase in the charge for taxes of $486,000 (June 30, 2004: decrease of $75,000) and an increase in minority interest’s share of profit of $489,000 (June 30, 2004: decrease of $76,000) resulting in a total net increase in profit under U.S. GAAP for 2005 of $1,765,000 (June 30, 2004: decrease of $1,662,000).

7.                                       During 2003, under IFRS, Millicom reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1,579,000, due to a change in the underlying assumptions to determine the recoverable amount of these assets. Under U.S. GAAP, such reversal is not allowed. Accordingly, the increase in value for the Bolivian equipment has been reversed for U.S. GAAP purposes. As of June 30, 2005 the cost of sales under U.S. GAAP was decreased by an amount of $216,000 (2004: $263,000) as a reversal of the incremental depreciation charge for these assets recorded under IFRS.

In 2004 and 2005, under IFRS, Millicom recorded impairment charges of $1,994,000 and $5,248,000 respectively, on the value of its analogue equipment belonging to its Pakistani operation Pakcom. Since for both periods the recoverable amount of the analogue equipment, determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS in cost of sales has been reversed for U.S. GAAP purposes. Accordingly, for U.S. GAAP purposes, Millicom recorded an incremental depreciation charge of $770,000 during the six month period ended June 30, 2005. In 2004, under IFRS, Millicom also recorded an impairment charge of $3,064,000 on the value of its analogue equipment belonging to its Pakistani operation Paktel. Since for this impairment the recoverable amount of the analogue equipment, determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS in cost of sales has been reversed for U.S. GAAP purposes. Accordingly, for U.S. GAAP purposes, Millicom recorded an incremental depreciation charge of $511,000 during the six month period ended June 30, 2005. Since as of June 30, 2005 the recoverable amount of the analogue equipment, determined by reference to an undiscounted cash flow model was lower than its carrying value an additional impairment of $2,553,000 determined by reference to a discounted cash-flow model, was recorded under U.S. GAAP. On June 30, 2005 Millicom recorded a further impairment on the Paktel analogue equipment of $4,614,000 under IFRS and U.S. GAAP.

These adjustments led to an increase in the charge for taxes of $542,000 (June 30, 2004: $nil) and an increase in minority interest’s share of profit of $741,000 (June 30, 2004: $nil) resulting in a total net increase in profit under U.S. GAAP for 2005 of $347,000 (June 30, 2004: $263,000).

8.                                       Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes and 5% Mandatory Exchangeable Notes net of un-amortized financing fees incurred to acquire these debts. Under U.S. GAAP, these financing fees are capitalized as a deferred charge. The amount that is reclassified as an asset in the balance sheet as of June 30, 2005, is $21,023,000 (December 31, 2004: $19,005,000), comprised of $12,898,000 for the 10% Senior Notes (December 31, 2004: $13,371,000), $4,074,000 for the 4% Convertible Notes (December 31, 2004: $nil) and $4,051,000 for the 5% Mandatory Exchangeable Notes (December 31, 2004: $5,634,000).

9.                                       For U.S. GAAP purposes, Millicom ceased amortization of existing goodwill on December 31, 2001. Under IFRS, Millicom continued amortizing goodwill until December 31, 2004. For the six month period ended June 30, 2004, Millicom reversed $4,028,000 of amortization on goodwill and negative goodwill charged under IFRS. In addition, in accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $3,660,000 on the purchase of an additional 25% of MIC Tanzania in February 2004 has been allocated on a pro rata basis to reduce all acquired assets, except certain assets as specified in SFAS 141. For the six month period ended June 30, 2005 cost of sales under U.S. GAAP decreased by $603,000 (2004: $497,000) and other operating expenses by $8,000 (2004: $7,000) as a reversal of the incremental depreciation charge recorded for IFRS.

10.                                 Under IFRS, Millicom holds shares in Tele2 classified as financial assets at fair value through profit and loss (see Note 2). Under U.S. GAAP, these shares are classified as available for sale (“AFS”) and their fair value adjustments should be recorded in shareholders’ equity within the caption “Revaluation Reserve”. Accordingly, under U.S. GAAP, Millicom reclassified an unrealized loss of $98,803,000, for the six month period ended June 30, 2005 (June 30, 2004: reclassification of a net unrealized loss of $86,013,000 to shareholders’ equity).

11.                                 For U.S. GAAP purposes, the following adjustments have been made to the net profit under IFRS for the six month period ended June 30, 2004 related to the debt exchange that Millicom completed in May 2003: (i) an amortization charge of $10,695,000 for the beneficial conversion feature (“BCF”) related to the 2% PIK Notes, (ii) a decrease of $1,217,000 in the interest on the 2% PIK Notes and (iii) an amortization expense of $1,276,000 for the deferred costs related to the issuance of the 2% PIK Notes. Summarized below are the adjustments to the profit for the six month period ended June 30, 2004 related to the debt exchange for U.S. GAAP purposes:

Adjustments to profit for the six month period ended June 30, 2004
(Unaudited)
U.S.$’000
Amortization of BCF on the 2% PIK Notes	(10,695)
Adjustment to interest expenses on the 2% PIK Notes	1,217
Amortization of incremental deferred costs	(1,276)
(10,754)

12.                                 Under U.S. GAAP the equity component of $39,109,000 of the 4% Convertible Notes is reclassified to the debt component of the 4% Convertible Notes. The incremental interest expense of $2,789,000 under IFRS for the six month period ended June 30, 2005 is reversed under U.S. GAAP.

13.                                 As at December 31, 2004 and June 30, 2005, Millicom classified its investment in its Peruvian subsidiary as an asset held for sale in accordance with SFAS 144, following a decision to sell this operation and the status of the negotiations with potential buyers. Due to unforeseen liquidity problems of the initial potential buyer, the subsidiary was not sold in the one-year period following the initial decision to classify the operation as an asset held for sale. During this initial one-year period Millicom initiated actions necessary to respond to this change in circumstances and Management actively marketed the sale of its Peruvian operation. As of June 30, 2005 negotiations with a new potential buyer were well advanced and the parties have signed a non-binding agreement. Millicom is now finalizing the terms and conditions of the share purchase agreement with the identified buyer and expects the sale to be completed soon. In addition, as of March 31, 2004 upon adoption of FIN 46, Millicom classified its investment in its Argentinean operation, which had previously been recorded as an equity investment under U.S. GAAP, as an asset held for sale in accordance with Statement of Financial Accounting Standards No 144 (SFAS 144) prior to the divesture on September 22, 2004.

Presented below is an analysis of profit (loss) from discontinued operations:

Net profit (loss) from component qualifying as discontinued operations:

	June 30, 2005	June 30, 2004	Segment in which reported
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Peruvian operations	(448)	(328)	Other
Argentinean operations	—	(771)	Other
Certain operations held by Great Universal and Modern Holdings	(156)	(43)	See item 14
Net loss reported from discontinued operations (b)	(604)	(1,142)
Gain on disposal, net of taxes (a)	2,747	64
Profit (loss) from discontinued operations	2,143	(1,078)

(a)          The tax impact of these items is $1,078,000 (2004: $nil)

(b)         Excluding gain on disposal

14.                                 Under International Accounting Standards 27 (IAS 27), revised, Consolidated Financial Statements and Accounting for Investments in Subsidiaries potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. Under IFRS, Millicom does not consolidate its investment in Great Universal (“GU”), and Modern Holdings (“Modern”) since the existence of warrants, which enable the holder to obtain 100% of GU and 64% of Modern, are presently exercisable and convey the ability to the warrant holder, to control GU and Modern.

Prior to the adoption of FIN 46 on March 31, 2004 (as it relates to entities created prior to January 31, 2003), under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent of a reason that GU and Modern should not be consolidated, they should be consolidated. Under U.S. GAAP, potential voting rights are generally not considered in determining whether and entity should be consolidated. Upon adoption of FIN 46 (see item 1), GU and Modern continued to be consolidated. Therefore, under U.S. GAAP, both GU and Modern are consolidated.

15.                                In December, 2004 the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment.” Statement 123(R) replaces FASB Statement 123, “Accounting for Stock-Based Compensation”, supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows.   In April 2005, the Securities and Exchange Commission (“SEC”) approved a rule that delays the effective date of SFAS 123(R) for public companies that do not file as small business issuers until the first annual or interim reporting period of the first fiscal year that begins on or after June 15, 2005.  We will adopt SFAS 123(R) on January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are currently assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets-an amendment of APB Opinion 29.” The guidance in Accounting Principles Board Opinion 29 (“APBO 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

In March 2004, the EITF reached a consensus on EITF Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for certain Investments in Debt and Equity Securities,” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” Since we have recorded a significant impairment on our Tele2 shares as of December 31, 2002, the current cost of these securities is lower than their market value, therefore we do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion 20, “Accounting Changes” (“APBO 20”) and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”).  SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle.  SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable.  APBO 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle.  APBO 20 previously required that such a change be reported as a change in accounting principle.  SFAS 154 carries forward many provisions of APBO 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error.  SFAS 154 also carries forward the provisions of SFAS 3 that govern reporting accounting changes in interim financial statements.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial position or results of operations.

16.                                 As a result of the adoption of IFRS 2 (see Note 2), Millicom has restated its net profit under IFRS for the six months ended June 30 ,2004 from $29,516,000 to $28,893,000.  Accordingly, we have restated the adjustment to compensation cost for stock options granted to employees (item 5) from $(311,000) to $312,000 for the six month period ended June 30, 2004.

In addition we have reclassified an amount of $4,855,000 between the line “Cumulative effect of change in accounting principle” and the line “Accumulated losses brought forward” as a result of the inclusion of GU and Modern in the U.S. GAAP Reconciliation and an amount of $4,574,000 between captions in the statement of profit and loss for the six months ended June 30, 2004.

Also, a number of reconciling items for a net amount of $178,000 have been reclassified between the heading "Other Adjustments" and "Consolidation of VIEs. and Proportional Consolidation Adjustments" in the June 30, 2004 statement of profit and loss to comply with the 2004 year-end presentation.

Reconciliation of statement of profit and loss for the period ended June 30, 2005 and 2004:

The above items give rise to the following differences in the statement of profit and loss for the six month period ended June 30, 2005 recorded under U.S. GAAP:

Six months ended June 30, 2005 (Unaudited)	Item	Per IFRS Profit and Loss	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item1)	Other Adjustments	Discontinued operations (Item 13)	Under U.S. GAAP
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Revenues	6	530,272	63,837	3,635	(3,960)	593,784
Cost of sales	6, 7, 9	(255,342)	(30,532)	(56,423)	2,591	(339,706)
Gross profit		274,930	33,305	(52,788)	(1,369)	254,078
Sales and marketing	6	(77,350)	(13,517)	57,793	396	(32,678)
General and administrative expenses	4,5	(92,889)	(12,390)	2,445	1,550	(101,284)
Gain from sale of subsidiaries and joint ventures, net		211	3,614	––	(3,825)	––
Other operating expenses	9	(13,683)	(498)	8	––	(14,173)
Other operating income		661	––	––	––	661
Valuation movement on Tele2 shares	10	(98,803)	––	98,803	––	––
Fair value result on the Embedded derivative on the 5% Notes		34,577	––	––	––	34,577
Interest expense	12	(68,537)	(1,193)	2,789	9	(66,932)
Interest income		10,739	150	––	(13)	10,876
Exchange gain, net		50,355	(119)	––	(3)	50,233
Profit from associates	6	398	14,096	(32)	––	14,462
Profit before taxes and minority interest		20,609	23,448	109,018	(3,255)	149,820
Charge for taxes	6,7	(26,679)	(2,409)	(1,028)	1,112	(29,004)
(Loss)/profit before minority interest		(6,070)	21,039	107,990	(2,143)	120,816
Minority interest	6,7	(316)	(18,880)	(1,230)	––	(20,426)
(Loss)/profit from continuing operations		(6,386)	2,159	106,760	(2,143)	100,390
Profit from discontinued operations, net of tax	13	––	––	––	2,143	2,143
Net (loss)/profit for the period		(6,386)	2,159	106,760	––	102,533

Attributable to:
Equity holders of the Company		(6,386)	2,159	106,760	––	102,533
Minority interest	6,7	316	18,880	1,230	––	20,426
		(6,070)	21,039	107,990	––	122,959

(a)  this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

The above items give rise to the following differences in the statement of profit and loss for the six month period ended June 30, 2004 recorded under U.S. GAAP:

Six months ended June 30, 2004 (Unaudited)	Item	Per IFRS Profit and Loss (b)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1) (c)	Other Adjustments (c)	Discontinued operations (Item 13)	Under U.S. GAAP
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		US$‘000	US$‘000	US$‘000	US$‘000	US$‘000

Revenues	6	429,908	(19,163)	(2,714)	(3,005)	405,026
Cost of sales	6, 7, 9	(173,712)	903	(29,386)	1,570	(200,625)
Gross profit		256,196	(18,260)	(32,100)	(1,435)	204,401
Sales and marketing	6	(56,496)	4,076	31,077	420	(20,923)
General and administrative expenses	4,5	(60,226)	(1,380)	1,082	1,327	(59,197)
Gain from sale of subsidiaries and joint ventures, net		30	34	––	(64)	––
Other operating expenses	9	(18,993)	(792)	4,347	––	(15,438)
Valuation movement on Tele2 shares	10	(86,013)	––	86,013	––	––
Fair value result on the Embedded derivative on the 5% Notes		71,347	––	––	––	71,347
Interest expense	11	(51,410)	68	(10,754)	693	(61,403)
Interest income		3,262	1,532	––	28	4,822
Exchange gain, net		13,639	(126)	––	519	14,032
Profit from associates	6	604	19,731	(9)	––	20,326
Profit before taxes and minority interest		71,940	4,883	79,656	1,488	157,967
Charge for taxes	6,7	(33,505)	1,520	(76)	10	(31,899)
Profit before minority interest		38,435	6,403	79,732	1,498	126,068
Minority interest	6,7	(9,542)	(4,867)	76	(420)	(14,952)
Profit from continuing operations		28,893	1,536	79,609	1,078	111,116
Loss from discontinued operations, net of tax	13	––	––	––	(1,078)	(1,078)
Profit from continuing operations before cumulative effects of change in accounting principle		28,893	1,536	79,609	––	110,038
Cumulative effect of change in accounting principle	1,16	––	33	2,832	––	2,865
Net profit for the period		28,893	1,569	82,441	––	112,903

Attributable to:
Equity holders of the Company		28,893	1,569	82,441	––	112,903
Minority interest	6,7	9,542	4,867	123	420	14,952
		38,435	6,436	82,564	420	127,855

(a)  this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements” (see item 16).

(c)  See Item 16

		June 30, 2005	June 30, 2004
		(Unaudited)	(Unaudited)
Basic profit per common share
Profit (loss) per common share under U.S. GAAP:
• from continuing operations		1.02	1.46
• from discontinuing operations	13	0.02	(0.01)
Profit per common share after taxes, before cumulative effect of change in accounting principle		1.04	1.45
Impact of cumulative effect of change in accounting principle		––	0.04
Basic profit per common share under U.S. GAAP		1.04	1.49

Weighted average number of shares outstanding in the period (in ‘000)		98,694	76,028

		June 30, 2005	June 30, 2004
		(Unaudited)	(Unaudited)
Diluted profit per common share
Profit (loss) per common share under U.S. GAAP:
• from continuing operations		1.01	1.24
• from discontinuing operations	13	0.02	(0.01)
Profit per common share after taxes, before cumulative effect of change in accounting principle		1.03	1.23
Impact of cumulative effect of change in accounting principle		––	0.03
Diluted profit per common share under U.S. GAAP		1.03	1.26

Weighted average number of shares outstanding in the period (in ‘000)		99,549	89,369

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of June 30, 2005:

Balance sheet as of June 30, 2005 (Unaudited)	Item	Per IFRS Balance Sheet (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1) (Unaudited)	Other Adjustments (Unaudited)	Held for sale assets and liabilities (Item 13) (Unaudited)	Under U.S. GAAP (Unaudited)
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Assets
Non-Current Assets
Intangible assets

Goodwill, net	1,3,9	55,063	28,999	27,006	––	111,068
Licenses, net	4	485,425	7,652	(4,489)	(159)	488,429

Other intangibles net	8	2,346	1,263	21,023	(15)	24,617

Property, plant and equipment, net	7,9	550,483	80,327	4,016	(1,190)	633,636
Financial assets
Investment in Tele2 AB shares		253,079	––	––	––	253,079
Investment in other securities		3,013	(2,162)	––	––	851
Investments in associates	6	4,338	16,405	(21)	––	20,722
Embedded Derivative on the 5% Mandatory Exchangeable Notes		79,824	––	––	––	79,824
Pledged deposits		31,777	488	––	(24)	32,241
Deferred taxation (b)		6,037	1,579	(1,434)	(972)	5,210
Total Non-Current Assets		1,471,385	134,551	46,101	(2,360)	1,649,677

Current Assets
Financial assets
Investment in other securities		15,364	––	––	––	15,364
Inventories		12,896	2,228	––	(31)	15,093
Trade receivable, net		114,992	13,707	––	(85)	128,614
Amounts due from joint ventures and joint venture partners		8,409	(1,811)	––	––	6,598
Amounts due from other related parties		2,216	4,186	––	––	6,402
Prepayments and accrued income	6	42,208	2,997	3,951	(383)	48,773
Other current assets (b)		77,508	3,146	1,434	(13)	82,075
Pledged deposits		7,745	––	––	––	7,745
Time deposits		9,163	––	––	(606)	8,557
Cash and cash equivalents		620,411	30,367	––	(92)	650,686
Total Current Assets		910,912	54,820	5,385	(1,210)	969,907
Total assets from disposal group classified as held for sale		––	––	––	3,570	3,570

Total Assets		2,382,297	189,371	51,486	––	2,623,154

(a) this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b) Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liability.  Accordingly, as of June 30, 2005, Millicom reclassified $1,434,000 from non-current deferred tax assets to current deferred tax assets and $790,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Balance sheet as of June 30, 2005 (Unaudited)	Item	Per IFRS Balance Sheet (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1) (Unaudited)	Other Adjustments (Unaudited)	Held for sale assets and liabilities (Item 13) (Unaudited)	Under U.S. GAAP (Unaudited)
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Equity and Liabilities
Equity
Share capital and premium	4,5	464,013	—	(41,484)	—	422,529
Treasury stock		(8,833)	—	—	—	(8,833)
Stock options compensation reserve	5	3,805	—	(3,894)	—	(89)
Legal reserve		13,577	—	—	—	13,577
4% Convertible Notes – Equity component	12	39,109	—	(39,109)	—	—
Accumulated losses brought forward		(149,822)	(4,084)	(54,666)	—	(208,572)
Net profit/(loss) for the period		(6,386)	2,159	106,760	—	102,533
Currency translation reserve		(72,716)	2,007	294	—	(70,415)
Revaluation reserve	10	––	––	15,202	––	15,202
Shareholders’ equity		282,747	82	(16,897)	––	265,932
Minority interest	1,6,7	42,626	93,539	638	––	136,803
Total Equity		325,373

Liabilities
Non-current liabilities
10% Senior Notes	8	537,102	––	12,898	––	550,000
4% Convertible Notes — Debt component	8,12	159,606	––	40,394	––	200,000
5% Mandatory Exchangeable Notes — debt component	8	315,681	––	4,051	––	319,732
Other debt and financing		124,227	18,798	––	––	143,025
Other non current liabilities		364,862	––	––	––	364,862
Deferred taxation (b)	6,7	38,745	2,088	760	––	41,593
		1,540,223	20,886	58,103	––	1,619,212
Current liabilities
Other debt and financing		75,450	12,667	––	––	88,117
Trade payables		182,226	27,472	––	(270)	209,428
Amount due to joint ventures		2,506	(2,356)	––	––	150
Amounts due to other related parties		341	228	––	(5)	564
Accrued interest and other expenses	6	65,092	12,841	8,852	(1,078)	85,707
Other current liabilities (b)	7	191,086	24,012	790	(1,131)	214,757
		516,701	74,864	9,642	(2,484)	598,723
Total Liabilities		2,056,924	95,750	67,745	(2,484)	2,217,935

Total liabilities from disposal group classified as held for sale		––	––	––	2,484	2,484

Total Equity and Liabilities		2,382,297	189,371	51,486	––	2,623,154

(a)  this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Under IFRS all deferred tax assets and liabilities are classified as non–current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non–current based on the classification of the related assets or liability.  Accordingly, as of June 30, 2005, Millicom reclassified $1,434,000 from non–current deferred tax assets to current deferred tax assets and $790,000 from non–current deferred tax liabilities to current deferred tax liabilities.

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2004:

Balance sheet as of December 31, 2004	Item	Per IFRS Balance Sheet (c)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1)	Other Adjustments	Held for sale assets and liabilities (Item 13)	Under U.S. GAAP
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Assets

Non-Current Assets
Intangible assets
Goodwill, net	3, 9	37,702	12,293	34,914	—	84,909
Licenses, net	4	277,705	4,349	(5,523)	(174)	276,357

Other intangibles net	8	2,561	(308)	19,005	(27)	21,231

Property, plant and equipment, net	7,9	575,649	43,823	1,783	(1,469)	619,786
Financial assets
Investment in Tele2 AB shares		351,882	—	—	—	351,882
Investment in other securities		10,540	(2,111)	—	—	8,429
Investments in associates	6	2,220	42,492	(66)	—	44,646
Embedded Derivative on the 5% Mandatory Exchangeable Notes		45,255		—	—	45,255
Pledged deposits		25,544	488	—	(24)	26,008
Deferred taxation (b)		5,883	2,857	(274)	(972)	7,494
Total Non-Current Assets		1,334,941	103,883	49,839	(2,666)	1,485,997

Current Assets
Financial assets
Investment in other securities		15,327	—	—	—	15,327
Inventories		16,304	1,028	—	(42)	17,290
Trade receivable, net		141,972	14,001	—	(80)	155,893
Amounts due from joint ventures and joint venture partners		11,715	(11,715)	—	—	—
Amounts due from other related parties		2,067	630	—	(3)	2,694
Prepayments and accrued income	6	36,875	7,528	4,431	(354)	48,480
Other current assets (b)		62,377	7,960	274	—	70,611
Pledged deposits		9,260	—	—	—	9,260
Time deposits		610	—	—	(610)	—
Cash and cash equivalents		413,381	14,873	—	(178)	428,076
Total Current Assets		709,888	34,305	4,705	(1,267)	747,631
Total assets from disposal group classified as held for sale		—	—	—	3,933	3,933

Total Assets		2,044,829	138,188	54,544	—	2,237,561

(a)  this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liability.  Accordingly, as of December 31, 2004, Millicom reclassified $274,000 from non-current deferred tax assets to current deferred tax assets and $627,000 from non-current deferred tax liabilities to current deferred tax liabilities.

(c)  Information restated as a result of the adoption of IFRS2, “Share-based Payment” (See note 2) and IAS 1, revised, “Presentation of Financial Statements”.

Balance sheet as of December 31, 2004	Item	Per IFRS Balance Sheet	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1)	Other Adjustments	Held for sale assets and liabilities (Item 13)	Under U.S. GAAP
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Equity and Liabilities
Equity
Share capital and premium	4,5,11	513,782	—	(41,467)	—	472,315
Treasury stock		(8,833)	—	—	—	(8,833)
Stock options compensation reserve	5	2,297	—	(2,491)	—	(194)
Legal reserve		13,577	—	—	—	13,577
Accumulated losses brought forward		(277,053)	(5,129)	(167,901)	—	(450,083)
Net profit/(loss) for the year, after cumulative effect of change in accounting principle		66,389	1,046	121,436	—	188,871
Currency translation reserve		(71,116)	1,528	—	—	(69,588)
Revaluation reserve	10	—	—	114,005	—	114,005
Shareholders’ equity		239,043	(2,555)	23,582	—	260,070
Minority interest	6,7	43,351	60,800	(553)	—	103,598
Total Equity		282,394

Liabilities
Non-current liabilities
10% Senior Notes	8	536,629	—	13,371	—	550,000
5% Mandatory Exchangeable Notes – debt component	8	365,006	—	5,634	—	370,640
Other debt and financing		124,267	18,125	—	—	142,392
Other non current liabilities		194,774	(111)	—	—	194,663
Deferred taxation	6,7	39,216	1,956	(1,997)	—	39,175

		1,259,892	19,970	17,008	—	1,296,870
Current liabilities
Other debt and financing		88,511	8,275	—	—	96,786
Trade payables		173,969	12,116	—	(968)	185,117
Amount due to joint ventures		7,760	1,355	—	—	9,115
Amounts due to other related parties		975	326	—	(5)	1,296
Accrued interest and other expenses	6	55,203	22,253	11,942	(88)	89,310
Other current liabilities (b)	7	176,125	15,648	2,565	(249)	194,089
		502,543	59,973	14,507	(1,310)	575,713
Total Liabilities		1,762,435	79,943	31,515	(1,310)	1,872,583
x
Total liabilities from disposal group classified as held for sale		—	—	—	1,310	1,310

Total Equity and Liabilities		2,044,829	138,188	54,544	—	2,237,561

(a)  this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liability.  Accordingly, as of December 31, 2004, Millicom reclassified $274,000 from non-current deferred tax assets to current deferred tax assets and $627,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Comprehensive Income:

The Company’s statement of comprehensive income under U.S. GAAP for the six month periods ended June 30, 2005 and 2004 is as follows:

	June 30, 2005	June 30, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Net profit under U.S. GAAP	102,533	112,903
Other comprehensive income (loss):
Revaluation reserve movement net of tax (a)	(98,803)	(86,013)
Currency translation reserve	(827)	(1,323)
Other comprehensive (loss)	(99,630)	(87,336)
Comprehensive income under U.S. GAAP	2,903	25,567

(a) The tax impact on these items is $nil (June 30, 2004: $nil)

Additional Stock Option Disclosure:

Under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company’s net income and profit per share would have been adjusted to the following pro forma amounts.

	June 30, 2005	June 30, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Net profit, as reported	102,533	112,903

Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	89	311
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,744)	(1,594)

Pro forma net profit	100,878	111,620

Profit per share:

As reported (basic) - $	1.04	1.49
As reported (diluted) - $	1.03	1.26
Pro forma (basic) - $	1.02	1.47
Pro forma (diluted) - $	1.01	1.25

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 1.25% to 4.12% (June 30, 2004: 1.25% to 4.12%), expected lives ranging from 1 to 5 years (June 2004: 1 to 4 years), no dividends and expected volatility of 43.7% to 161.8% (June 30, 2004: from 47.1% to 161.8%).

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 16 of the “Notes to interim Condensed Consolidated financial statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications operator with a portfolio of investments in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

As of June 30, 2005, we had interests in 16 cellular systems in 15 countries, focusing on emerging markets in South East Asia, South Asia, Central America, South America and Africa. As of June 30, 2005, the countries where we had cellular operations had a combined population of approximately 331.8 million. This means that 331.8 million is the number of people who were covered by our licenses (representing the number of people who could receive cellular services under the term of the license if the network covered the entire population). Our total subscribers reached 7.2 million (5.8 million on a proportional basis) as of June 30, 2005.

As we established an early presence in most of the markets in which we operate, we have been able in most cases to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. We operate primarily with prominent local business partners through companies over which we typically exercise management control.

Recent Developments

In January 2005, Millicom issued an aggregate principal amount of $200 million of 4% Convertible Bonds due 2010 convertible into Ordinary Shares and/or SDRs. The net proceeds of the offering were paid on January 7, 2005 in the amount of $195,875,000.

On March 2, 2005, the registration statement for the exchange offer of our 10% Senior Notes was declared effective and the special interest charge ceased to accrue.

On April 18, 2005, Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The payment terms are similar to those agreed in 2004 by Paktel, Millicom’s other operation in Pakistan.  Pakcom will pay a license fee of $291,000,000, of which 50% is payable over the first three years and the remaining 50% over the following 10 years.

On May 18, 2005, Comvik International Vietnam AB (CIV)’s Business Cooperation Contract (“BCC”) with Vietnam Mobile Services Co (“VMS”) in Vietnam expired. As a consequence, our operation in Vietnam does not contribute to the results of operations since that date. The contacts continue with VMS regarding a future cooperation but there is no indication of a potential deal yet. CIV’s offices in Hanoi and Ho Chi Minh City remain open and the staff is providing some support in the marketing area to VMS as requested and is closing down the BCC in cooperation with VMS as required by the Vietnamese investment legislation.

On May 26, 2005, we acquired additional shares in our operation Celtel in Honduras, bringing our ownership level from 50% to 66.67%.

Subscriber Base

We have consistently achieved strong subscriber growth across our operations. As of June 30, 2005, we had total cellular subscribers of 7,205,649. This represented an increase of 13% from 6,372,367 as of June 30, 2004. The total cellular subscribers included 1,387,402 subscribers in our operation in Vietnam as of June 30, 2004. Our Business Cooperation Contract in Vietnam expired on May 18, 2005 and hence as of June 30, 2005 we no longer have subscribers relating to Vietnam.

As of June 30, 2005, we had a proportional subscriber base of 5,836,160 which represents an increase of 32% from June 30, 2004. The proportional subscribers included 554,961 subscribers in our operation in Vietnam as of June 30, 2004.

Revenues

Our revenues were $530,272,000 for the six months ended June 30, 2005 as compared to $429,908,000 for the six months ended June 30, 2004. For the period from January 1, 2005 to May 18, 2005, the date on which our BCC in Vietnam expired, revenues from our operation in Vietnam were $74,051,000.

Upstreaming of Cash

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash from our operations to the head office. For the six months ended June 30, 2005, we upstreamed $83 million from our operations. This upstreamed cash is used to service Millicom’s debt obligations and for further investments.

Debt

Millicom’s total consolidated indebtedness as of June 30, 2005 was $1,212,066,000 and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $582,492,000. Of such indebtedness, $315,681,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes.

Other non-current liabilities

Other non-current liabilities amount to $364,862,000 as of June 30, 2005 and mainly represent the non-current portion of the license payable for Paktel’s and Pakcom’s licenses.

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. In the six months ended June 30, 2005, we had a net exchange gain of $50,355,000.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

In the six months ended June 30, 2004, we had a net exchange gain of $13,639,000. The exchange gain in both 2005 and 2004 was mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes.

Results of Operations

Six Months Ended June 30, 2005 and 2004

The following table sets forth certain profit and loss statement items for the periods indicated.

	Six Months Ended		Impact on Comparative Results for Period
	June 30,	June 30,	Amount of	Percent
	2005	2004 (a)	Variation	Change
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars, except percentages)
Revenues	530,272	429,908	100,364	23%
Cost of sales	(255,342)	(173,712)	(81,630)	47%
Sales and marketing	(77,350)	(56,496)	(20,854)	37%
General and administrative expenses	(92,889)	(60,226)	(33,344)	54%
Other operating expenses	(13,683)	(18,993)	5,991	-28%
Valuation movement on Tele2 shares	(98,803)	(86,013)	(12,790)	15%
Fair value result on the Embedded derivative on the 5% Notes	34,577	71,347	(36,770)	-52%
Interest expense	(68,537)	(51,410)	(17,127)	33%
Exchange gain, net	50,355	13,639	36,716	269%
Charge for taxes	(26,679)	(33,505)	6,826	20%
Net (loss)/profit for the period	(6,070)	38,435	(44,505)	-116%
Net (loss)/profit attributable to equity holders	(6,386)	28,893	(35,279)	-122%

(a)      Restated as a result of the adoption of IFRS2 “Share-based Payment”

Subscribers.  Our worldwide total cellular subscribers increased by 13% to 7,205,649 as of June 30, 2005 from 6,372,367 as of June 30, 2004. Of the total subscribers as of June 30, 2005, 6,722,884, or 93%, were prepaid, an increase of 21% over the 5,556,479 prepaid subscribers as of June 30, 2004. Our proportional subscribers increased by 32% to 5,836,160 as of June 30, 2005 from 4,421,185 as of June 30, 2004. The four largest contributors to total cellular subscribers growth in the three months ended June 30, 2005 were the operations in Pakistan (Paktel), Senegal, Guatemala and Honduras with a total of 506,480 net new subscribers.  As of June 30, 2004, the total number of cellular subscribers for our operation in Vietnam was 1,387,402 and the proportional number of subscribers was 554,961. Our Business Cooperation Contract (the “BCC”) in Vietnam expired on May 18, 2005 and hence as of June 30, 2005 we no longer have subscribers relating to Vietnam.

Revenues.  Total revenues for the six months ended June 30, 2005 were $530,272,000, an increase of 23% over $429,908,000 for the six months ended June 30, 2004. The increase is mainly due to revenue growth throughout the Group’s operations.  The four largest contributors to revenues during the six months ended June 30, 2005 were our operations in El Salvador, Vietnam (our BCC expired on May 18, 2005 and revenues for the period from January 1, 2005 to May 18, 2005 were $74,051,000 compared to $76,350,000 for the six months ended June 30, 2004), Guatemala and Honduras.

Cost of sales.  Cost of sales increased by 47% for the six months ended June 30, 2005 to $255,342,000 from $173,712,000 for the six months ended June 30, 2004. The increased cost of sales is mainly explained by the growth throughout the operations and the write-down of assets due to an impairment charge of $16,569,000 on the property, plant and equipment in Vietnam as the BCC in Vietnam expired on May 18, 2005, an impairment charge on the Pakcom analog equipment of $5,248,000 and an impairment charge on the Paktel analog equipment of $4,614,000 . As a percentage of total revenues, cost of sales for operations increased from 40% to 48%. Cost of sales for our operation in Vietnam before impairment charges for the period from January 1, 2005 to May 18, 2005 were $42,252,000 compared to $32,295,000 for the six months ended June 30, 2004, mainly due to higher depreciation charges.

Sales and marketing.  Sales and marketing expenses increased by 37% for the six months ended June 30, 2005 to $77,350,000 from $56,496,000 for the six months ended June 30, 2004. Sales and marketing expenses as a percentage of total revenues were respectively 15% and 13% for the six months ended June 30, 2005 and 2004. The increase is mainly a result of increased costs related to the rollout of our GSM services in Pakistan, Central America and Paraguay.

General and administrative expenses.  General and administrative expenses increased by 54% for the six months ended June 30, 2005 to $92,889,000 from $60,226,000 for the six months ended June 30, 2004. The increased general and administrative expenses are mainly explained by the growth throughout the operations and the amortization of the license fees in our operations Paktel and Pakcom where there was no charge in 2004.

Other operating expenses.  Other operating expenses decreased by 28% for the six months ended June 30, 2005 to $13,683,000 from $18,993,000 for the six months ended June 30, 2004 mainly due to the fact that the amortization of goodwill ceased in 2005 as a result of the adoption of IFRS 3 Business Combinations.

Valuation movement on Tele2 shares. For the six months ended June 30, 2005 valuation movement on securities was a loss of $98,803,000 representing the variation in share price of the Tele2 AB shares and exchange rates since December 31, 2004. For the six months ended June 30, 2004 valuation movement on securities was a loss of $86,013,000.

Fair value result on the Embedded derivative on the 5% Notes.  For the six months ended June 30, 2005 fair value result on the Embedded derivative on the 5% Notes was a gain of $34,577,000. For the six months ended June 30, 2004 fair value result on the Embedded derivative on the 5% Notes was a gain of $71,347,000.

Interest expenses.  Interest expenses for the six months ended June 30, 2005 increased by 33% to $68,537,000 from $51,410,000 for the six months ended June 30, 2004. This increase arose primarily from the interest expenses computed on the Pakcom and Paktel license payable, and interest and amortization of deferred financing fees on the 4% Convertible Bonds.

Exchange gain.  Millicom had a net exchange gain for the six months ended June 30, 2005 of $50,355,000 compared to a gain of $13,639,000 for the six months ended June 30, 2004.  The exchange gain in both 2005 and 2004 was mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes which are denominated in Swedish Kroner.

Charge for taxes.  The net tax charge for the six months ended June 30, 2005 decreased to $26,679,000 from $33,505,000 for the six months ended June 30, 2004.

Net loss/profit for the period.  The net loss for the six months ended June 30, 2005 was $6,386,000 compared to a net profit of $28,893,000 (as restated for the adoption of IFRS 2) for the six months ended June 30, 2004 for the reasons stated above. For the six months ended June 30, 2005, the net loss was mainly affected by the increased cost of sales due to asset impairments, increased general and administrative expenses, the loss on valuation movement on Tele2 shares, the gain on the fair value result on the Embedded derivative on the 5% Notes and the exchange gain on the revaluation of the 5% Mandatory Exchangeable Notes.

Geographical Segment Information

The table below sets forth our revenues by geographical segment for the periods indicated.

	Six Months Ended June 30,
	2005	2004
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)
South East Asia	115,788	107,546
South Asia	61,315	60,354
Central America	190,244	139,475
South America	64,594	51,587
Africa	95,940	66,865
Other	2,391	4,081
Of which divested	––	1,628
Total revenues	530,272	429,908

The table below sets forth our revenues by geographical segment, in percent of total revenues, for the periods indicated.

	Six Months Ended June 30,
	2005	2004
	(unaudited)	(unaudited)
South East Asia	21.8%	25.0%
South Asia	11.6%	14.1%
Central America	35.9%	32.4%
South America	12.2%	12.0%
Africa	18.0%	15.6%
Other	0.5%	0.9%
Total	100%	100%

Liquidity and Capital Resources

Cash Flows

For the six months ended June 30, 2005, cash provided by operating activities was $162,396,000 compared to $114,605,000 for the six months ended June 30, 2004. The increase is mainly due to increased cash flows from operating profits and collection of trade receivables which was partly offset by increased tax payments.

Cash used by investing activities was $142,117,000 for the six months ended June 30, 2005, compared to $51,004,000 for the six months ended June 30, 2004. This increase is mainly due to the payments for the licenses in Pakistan, the acquisition of additional shares in our joint venture Celtel in Honduras and higher amounts placed on time and pledged deposits.

Financing activities provided total cash of $186,721,000 for the six months ended June 30, 2005, while these activities used $40,660,000 for the six months ended June 30, 2004. The increase is mainly due to the issuance of 4% Convertible Bonds in January 2005.

The net cash inflow in the six months ended June 30, 2005 was $207,030,000 compared to an inflow of $22,440,000 for the six months ended June 30, 2004. Millicom had a closing cash and cash equivalents balance of $620,411,000 as of June 30, 2005 compared to $171,269,000 as of June 30, 2004.

Capital Expenditures

Our capital expenditures by geographical region were as follows during the periods indicated:

	For the Six Months Ended June 30,
	2005	2004
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

South East Asia	31,791	16,265
South Asia	9,582	35,652
Central America	20,229	10,280
South America	6,820	19,754
Africa	24,600	19,793
Other	75	1,545
Of which divested	—	681
Total	93,097	103,289

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and Other Debt and Financing

As of December 31, 2004, on a consolidated basis, we had total outstanding debt and other financing of $1,114,413,000. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $514,027,000.

As of June 30, 2005, we had total consolidated outstanding debt and other financing of $1,212,066,000. The group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the group is $407,056,000.

Of the total consolidated outstanding debt and other financing,

•   $537,102,000, net of deferred financing fees, was in respect to the 10% Senior Notes;

•   $159,606,000, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•   $315,681,000, net of deferred financing fees, was in respect to debt component of the 5% Mandatory Exchangeable Notes;

•   $199,677,000 was in respect to the indebtedness of our operating entities.

The 4% Convertible Bonds are convertible at the option of holders at any time up to December 28, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of June 30, 2005 was $39.1 million and the value allocated to debt was $159.6 million.

Short-term Liabilities

As of June 30, 2005, Millicom had a total of $516,701,000 of current liabilities, including $75,450,000 of current debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

As of June 30, 2005, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $110,089,000 of which $96,183,000 is due within one year.

As of June 30, 2005, we had outstanding guarantees for a total amount of $50,064,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:	/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:	/s/ Bruno Nieuwland
		Name:	Bruno Nieuwland
		Title:	Chief Financial Controller

Date: August 29, 2005